EXHIBIT 99.1

Osisko Appoints David Smith to Its Board of Directors

MONTRÉAL, Jan. 24, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) (OR: TSX & NYSE) is pleased to announce the appointment of Mr. David Smith to its Board of Directors.

Most recently, Mr. Smith retired as Executive Vice-President, Finance and Chief Financial Officer of Agnico Eagle Mines Limited (“Agnico Eagle”) in May 2023, having held the position since 2012. He originally started with Agnico Eagle in 2005, at which time he formalized the company’s Investor Relations program. Prior to 2005, Mr. Smith was a mining analyst and has also held a variety of mining engineering positions in Canada and abroad. He is a Chartered Director and is currently the Chair of Canada Nickel Company’s Board of Directors. He is also a former Director of Three Valley Copper and eCobalt Solutions. He holds a B.Sc. (Queen’s University) and M.Sc. in Mining Engineering (University of Arizona).

Mr. Norman MacDonald, Chair of Osisko’s Board of Directors commented: “We are delighted to have David join Osisko’s Board of Directors. His wealth of experience at the corporate level, along with his in-depth knowledge of the mining business both in Canada and across the globe, make him an ideal addition to serve as our newest Director. David’s financial, technical and operational acumen will make for a strong complement to our Board. His passion and commitment will undoubtedly inspire Osisko’s management team, and fellow directors alike.”

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Mobile: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com